Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

March 29, 2010

VIA EDGAR AND COURIER DELIVERY

Hugh West

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:          First Chester County Corporation

File No. 000-34500

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Dear Mr.  West:

On behalf of First Chester County Corporation (the “Company”), this letter responds to the Staff’s comment letter dated January 8, 2010, with respect to the above-referenced filings.  In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.  We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.

1.                                      We note the auditors have expressed an unqualified report on the “..Corporation and subsidiaries’ internal control over financial reportings . . .”. However, the scope of the evaluation by both management and the auditors excluded the internal controls over a subsidiary, American Home Bank. In this regard, please advise us as to your and the auditor’s authority to express an unqualified report (last sentence on page 84 and penultimate paragraph on page 85, respectively) in the event of a scope limitation.

Response:

In accordance with paragraph B16 of Auditing Standard (AS) No. 5, An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements, “the auditor’s opinion would not be affected by a scope limitation” in situations in which the SEC allows management to limit its assessment of internal control over financial reporting by excluding certain entities.

American Home Bank, National Association (“AHB”) was acquired on December 31, 2008 and is included in the 2008 consolidated financial statements of First Chester County Corporation and Subsidiaries. AHB meets the criteria of the SEC’s exclusion requirements.

Paragraph B16 of AS 5 states that, in the situation described above, “…the auditor should include, either in an additional explanatory paragraph or as part of the scope paragraph in his or her report, a disclosure similar to management’s regarding the exclusion of an entity from the scope of both management’s assessment and the auditor’s audit of internal control over financial reporting.

Accordingly, the exclusion of AHB from management’s assessment of internal control over financial reporting is not a scope limitation that would require a qualified opinion or a disclaimer of opinion. The exclusion of AHB was reported on in an additional explanatory paragraph, following the opinion paragraph, in accordance with the requirements of AS 5.

2.                                      With regard to the statements, “...caused a failure to accurately determine the appropriate Allowance for Loan and Lease Losses” and “..contributed to the characterization of the status of certain loans to be classified as fully performing, when in fact these loans were not”, please provide the staff with the following information:

•	Was the allowance for loan and Lease losses appropriately determined at 12/31/08, 3/31/09 and 6/30/09;
•	What was the aggregate dollar mount of loans classified as performing when they were not at 12/31/08,3/3/109 and 6/30/09; and,
•

Provide us separately for each of the portfolio loans and leases and the loans held for sale, the aggregate dollar amount of 30 days delinquencies (including delinquencies greater than that and non-performing loans) at 12/31/08, 3/31/09, 6/30/09 and 9/30/09.

Response:

The Company’s allowance for loan and lease losses (ALLL) was appropriately determined at December 31, 2008 and March 31, 2009, but not at June 30, 2009.  The Audit Committee of the Board of Directors concurred with management’s in this regard on March 18, 2010.  Accordingly, the Company timely filed a Current Report on Form 8-K on March 24, 2010 announcing that its interim financial statements for the quarter ended June 30, 2009 will be restated to increase the ALLL and should not be relied on.  See the response to comment 3 below for additional information concerning the Company’s determination regarding the ALLL for the periods in question.

The aggregate dollar amounts of loans classified as performing when they were not at December 31, 2008, March 31, 2009 and June 30, 2009 were $0, $0 and $8,025,000, respectively. The following table shows the aggregate dollar amounts of 30-day delinquencies (including delinquencies greater than that and non-performing loans) at December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009. There were no delinquencies in the loans held for sale portfolio.

	September 30,	June 30,	March 30,	December 31,
(Dollars in thousands)	2009	2009	2009	2008

Past due over 90 days and still accruing	$—	$686	$46	$870

Non-accrual loans	15,787	19,111	20,757	10,514

Restructured and other impaired loans	19,946	8,025	—	—

Total non-performing loans	$35,733	$27,822	$20,803	$11,384

30 – 89 days delinquent	$9,591	$7,864	$14,850	$10,139

Total 30-89 plus non-performing	$45,324	$35,278	$35,653	$21,523

3.                                      We note that you identified material weaknesses in your internal controls that caused a failure to accurately identify problem loans and consequently caused a failure to accurately determine the allowance for loan and lease losses (ALLL). Please address the following:

•                  Tell us when the weaknesses were identified and by whom.

•                  Tell us when you communicated the weaknesses to the Board of Director’s and your Auditor.

•                  Considering you were unable to identify problem loans and were unable to accurately determine the ALLL, explain to us how you were able to conclude your financial statements included in your previously issued interim and annual reports (i.e. Forms 10-Q and 10-K) did not include a material error (provide quantitative and qualitative analysis for each period as necessary).

•                  Considering there was a material weakness in your internal controls, explain why your additional evaluation focused only on your “larger” customer accounts and not your entire portfolio.

•                  Although your evaluation covered 75% of the dollar value of the banks commercial loan portfolio, tell us the number of loans the evaluation covered (and percentage) broken down by each loan category in your portfolio.

•                  Explain how the results of the third party analysis impacted your third quarter provision and ALLL. In this regard, tell us what your provision and ALLL, were before and after incorporating the results of your third party analysis.

Please revise your future filings to provide an expanded discussion of the change in your loan loss methodology for determining the allowance for loan losses, including quantification of the effect of this change on your allowance and provision for loan losses.

Response:

The material weakness was identified by management on November 4, 2009.  The material weakness was communicated to the Audit Committee and to the external auditor on November 5, 2009.  The Board of Directors was notified on November 9, 2009.

As indicated above, the Company has determined that it will restate its interim financial statements for the quarter ended June 30, 2009 to correct the determination of the ALLL.  As discussed further below, the Company also determined that the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 did not include material errors.

The Company engaged CEIS Review Inc., an independent consulting firm providing loan review and other services to community banks and other financial institutions (“CIES”), in mid-October 2009 to perform a review of the loan portfolio to independently assess loan grades assigned by the Company during the periods in question.  This review was intended to correct part of the material weakness mentioned above with respect to lack of segregation of credit duties, and to provide independent loan review services to the Company.  The independent review was intended to strengthen its loan risk management pursuant to the previously announced Memorandum of Understanding, dated October 16, 2009, between the Company’s bank subsidiary and the OCC (the “MOU”).  The initial CEIS review covered 313 loans, or 55% of the Company’s loan portfolio in its entirety, 66% of the Company’s commercial portfolio and 90% of the Company’s construction and real estate development portfolio, based on the aggregate principal amount outstanding of the loans, and was conducted over a period of five weeks.  Management instructed CEIS to focus on those portfolios to have the CEIS review cover the largest aggregate principal amount of loans possible in the time frame available.  In addition, concentration on loans secured by real estate was viewed by management as covering the majority of possible risk elements in the portfolio.(1)

The Company’s management received and reviewed the results of CEIS’ review (the “First CEIS Report”) in advance of filing the Company’s Quarterly Report for the quarter ended September 30, 2009 (the “Q3 Report”).  The information in the First CEIS Report was utilized, together with other data, in the Company’s determination of the ALLL at September 30, 2009, as reported in the Company’s interim financial statements filed in the Q3 Report.  The Company is unable to state what its provision or ALLL would have been before incorporating the results of the First CEIS Report as it had not finalized its provision or ALLL for the third quarter of 2009 prior to incorporating those results into its analysis.  In the two weeks leading up to the filing of the Q3 Report, Company’s credit and operational management, many of whom were relatively new to the Company or their roles,(2) increasingly focused on the ALLL to be reported in the Q3 Report.  The focus of the First CEIS Report as related to the ALLL was on the loan risk rating and identification of specific provisions required to properly state the ALLL.  At the time of the filing of the financial statements, the Company’s finance and accounting group believed the provision for loan losses was contained in the third quarter of 2009.

(1) As noted, CEIS was engaged to function as the Company’s independent loan review department on an ongoing basis and to undertake the review activities as required by the Company’s policies.  As of the date of this letter, one of these ongoing reviews is underway and will cover, as of December 31, 2009, all loans greater than $500,000 plus a statistically significant sample of loans between $500,000 and $250,000.  This review is necessary as part of the remediation of the material weakness in the credit function and is not driven by concerns over the performance of the portfolios which were not previously reviewed by CEIS.

(2) As reported in the Company’s Forms 8-K filed with the SEC on August 24, 2009 and October 20, 2009, Sheryl Vittitoe was appointed as Chief Financial Officer in August, and John A. Featherman was appointed President and James Deitch was appointed Chief Operating Officer in October, respectively.  In addition, Fran Bedekovic was hired as Chief Credit Officer in November 2009.  Subsequently, on March 4, 2010, the Company filed a Form 8-K announcing the appointment of Eric A. Segal as Interim Chief Financial Officer.

Subsequent to filing the Q3 Report, the Company was advised that the SEC staff would likely issue a comment letter regarding the ALLL charged to third quarter 2009 income, questioning whether the deterioration in the loan portfolio was contained within the third quarter.  The Company again retained CEIS in December 2009 to follow up their previous review with a more in-depth review of the 91 loans identified in the First CEIS Report as belonging in the risk rating categories of Special Mention, Substandard, Doubtful and Loss to determine, based on the factual content of the loan files, the specific quarter as to when these classified loans should have been downgraded.

CEIS identified 62 loans with an aggregate principal balance of $113.7 million where rating changes should have occurred earlier than recognized by the Company.  The review also identified 29 loans with an aggregate principal balance of $35.7 million of loans where grade changes made by the Company were timely.  The following table shows the aggregate principal balance of the 62 loans where rating changes should have occurred earlier:

Period	Amount ($)
Q1 2008	—
Q2 2008	5,539,382
Q3 2008	40,238,824
Q4 2008	8,353,466
Q1 2009	21,867,728
Q2 2009	31,972,191
Q3 2009	5,754,217
Total	113,725,808

Following receipt of CEIS’ report in connection with its follow-on review, Company management, at the direction of the Audit Committee, conducted a thorough review of the loans which CEIS identified as requiring earlier downgrade in accordance with the Company’s policies and procedures for determining its ALLL and impaired loans and specific reserve in accordance with FAS 114. The Audit Committee directed the credit officers to produce FAS 114 impairment analysis for each loan where there was a difference between the existing rating and the rating recommended by CEIS. While this was a valuable analytical exercise from a loan quality perspective, from a financial reporting perspective the analysis lacked the application of other applicable accounting rules, including FAS 154 regarding changes in estimates and consideration of the timing of certain errors.

In March 2010, the Audit Committee authorized a broader scope of review by management for the purposes of determining the financial reporting impact of any impairments or changes in estimate.  This review had a clear methodology aimed at determining if financial restatements are needed or if there were any errors in accounting or other control processes:

•      Review the information developed by CEIS and the Company’s credit department.

•      Review the loan files to identify information which existed at the time credit decisions were made which was not considered.

•      Consider all relevant accounting guidance, including FAS 154 under which changes in estimates regarding the collectability or impairment of a loan are accounted for prospectively.

This review focused on four major loan relationships. The findings were reviewed by the Audit Committee on March 18, 2009, at which time the Audit Committee concurred with management’s view that the financial statements for the second and third quarters of 2009 should be restated to account for a change in estimate and for certain errors. The first quarter of 2009 and the year-ended December 31, 2008 were not impacted because:

•      The records clearly indicate no new facts from prior periods were available to the management team in place when they made decisions on the collectability of the loans, nor were there any material errors in the accounting for losses, troubled debt restructuring or impairments.

•      Based on the Company’s methodology for determining the ALLL the impact of rating changes on prior periods was not material.

The Company has long-standing policies and procedures which it uses to determine the ALLL. The methodology the Company uses to determine the ALLL has three major components:

1.     Loan grade as determined by the credit administration and loan review department.

2.     The historical loss ratio for the applicable loan category.  The Company’s historical net charge-offs have been low.   The net charge-offs affecting the loss ratios (for all loan categories in the aggregate) are as follows:

Fiscal Year	Net Charge-offs ($)
(Amounts shown are actual dollars)
2004	185,000
2005	46,000
2006	186,000
2007	442,000
2008	464,000

3.     A qualitative risk factor assigned by management for each loan category which takes into account national and local economic conditions, and the performance of similar portfolios at peers within the banking industry.  The qualitative factors are the same for each loan grade within a loan category.

Management has re-run its ALLL calculations to include the impact of the changes in loan ratings identified by CEIS. Based on the Company’s methodology and driven in particular by the low historical loss ratios, the ALLL was not impacted by any loans which, after downgrade, were rated better than Doubtful. More than 97% of the aggregate principal amount of downgraded loans remained in a risk rating category better than Doubtful.

The following table sets forth changes from amounts previously reported in the ALLL identified by management upon application of the methodology described above for each quarter of 2008 and the first quarter of 2009:

Period	Identified Change in ALLL ($)
(Amounts shown are actual dollars)
Q1 2008	—
Q2 2008	23,000
Q3 2008	49,000
Q4 2008	28,000
Q1 2009	10,000

Based on these amounts, and in accordance with applicable accounting guidance regarding materiality in the context of restatements of previously issued financial statements, the increases to ALLL for 2008 and for the first quarter of 2009 were determined to be immaterial.  For the quarter ended June 30, 2009, management has determined that the impact on ALLL is material.

Based on management’s conclusions, the Audit Committee has concurred that the interim financial statements filed with the Company’s Form 10-Q for the second quarter of 2009 should be restated to correct the ALLL. The Company’s independent accountants are still reviewing this conclusion in connection with their audit of the Company’s 2009 year-end financial statements.

The Company acknowledges the Staff’s comment and will revise its future filings to provide an expanded discussion of any change in loan loss methodology for determining the allowance for loan losses.  The improvements to the allowance estimation process described in the Q3 Report were primarily related to changes in personnel. At this time, the Company has not changed its loan loss methodology as reported in the Q3 Report.

************************************

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671, Greg Parisi at 202-637-5524 or Jaime Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:           John A. Featherman, III

James M. Deitch

Eric Segal